

is a mission-driven,
community-focused
craft brewery
taproom & cafe
opening late 2018
in Worcester, Massachusetts.

Craft Beer Industry in 2018.

Idiosyncratic

The independent, small, highly differentiated, higher-priced end of the market is driving growth while the mass-market brands are in sharp decline.[1]

Powerful

Around the country craft breweries are not only indicators of economic growth, they're often the primary catalysts of that growth.[2]

Still Growing

Overall growth has slowed and more breweries mean more competition, but there is still plenty of potential in the long tail of locally focused breweries, particularly those that reach new customers and operate in untapped markets.[3]

Sources / some interesting supplemental reading:
1. Thompson, Derek "Craft Beer is the Strangest, Happiest Economic Story in America." The Atlantic 18 Jan 2018.
2. Sisson, Patrick "Craft Beer's Big Impact on Small Towns and Forgotten Neighborhoods." Curbed 13 Jun 2017.
3. "Steady Growth for Small & Independent Brewers." Brewers Association 28 Mar 2017.



2016 Craft Retail Dollar Value Growth

$23.5 billion
(10% growth over 2015)

Craft Dollar Share = 21.9%
(Total U.S. beer market retail dollar value $107.6 billion)



Worcester is an exciting, thirsty, untapped market in the process of revitalization and new growth.[4]

Despite being the 2nd-largest city in New England and featuring a strong infrastructural connection to the surrounding region, Worcester has been overlooked in Massachusetts' craft brewery boom. Passed over by new ventures drawn to either the density and culture of the Boston area (despite high costs and competition) or the open spaces and romanticism of a rural locale (at the potential cost of density and access), Worcester has only 3 breweries and is expecting just 2 more in 2018.

The real potential that we see in Worcester is the people. While Worcester has long suffered from a 'second-city' complex next to neighboring Boston, local pride and community investment are growing as long-time residents see real positive change and new folks are more often considering Worcester's economic growth and comparatively low cost of living.

For more info check out:
4. Schneider, Keith. "Long a College Town, Worcester Now Looks the Part." New York Times. 6 Jan 2015.

Business Model: Strategy & Innovation

taproom & cafe

· Combine two different 'third' places (space where people regularly hang out besides home/work): a bar and a cafe.

· Cater to a community full of young professionals, entrepreneurs, and students.

· Appeal to new customers who might not be drawn to a traditional brewery setting.

· Capitalize on higher margins and additional revenue streams during early stages, without committing to a full restaurant.



Starting out, the taproom will be the only place to buy Redemption Rock beer, though distribution will soon follow.

The taproom will also serve as a full third-wave-style coffee shop, with limited food (including locally sourced cheese, cured meats, and baked goods).



Being a B-Corp means that we are committed to doing good for our employees, our community, and the environment.

Benefit Corporations (B-Corps) are an incorporation status, a certification, and a way of doing business. For Redemption Rock, being a mission-driven and community-focused brewery was always authentic to who we are as founders and our vision for the company, so becoming a B-Corp just made sense.

It's a way of proving our talking points. It's a useful recruiting and marketing tool that helps us stand out from the crowd, particularly within our target customer groups. It not only holds us accountable but gives us tangible steps and targets for ways to improve, without specific requirements as to how we run the business. Being incorporated as a Benefit Corporation helps protect the legacy of the company for the long term.

Passionate & Talented Leadership Team

When we were 25, we decided to open a business that was part brewery and part bar. But at the time, we knew very little about business, brewing, or bars.

That's why our team has dedicated the last six years to learning everything that we possibly can. We went to business school for an MBA. We went to brewing school. We worked for years at breweries and bars.

We've also augmented our team with some amazing experts, including attorneys, consultants, and industry insiders.

Today, we're a much stronger team than we were when we started six years ago. Collectively, we have diverse skills and expertise that combines formal training and real-world experience. This sets us apart and uniquely positions us for success in an industry that's becoming increasingly competitive.



Dani   Greg   Dan   Kevin

Dani Babineau, CEO: Babson MBA '15. Certified Cicerone. 3+ years in craft beer retail. Background in architecture, design, and construction.

Greg Carlson, Brewer: Siebel Institute of Technology Advanced Brewing Theory graduate.
Currently working at Jack's Abby Craft Lagers.

Dan Carlson, Marketing: Content manager at industry-leading tech start-up (acquired by IBM in 2016), building on a decade in marketing and PR.

Kevin Kirkness, General Manager: Front-of-house experience in high-volume and high-end dining, currently managing the bar at the



Major Milestones: We've signed a lease on a 6,200 sf space at 333 Shrewsbury St. Design and specifications are complete, construction is underway, and equipment is scheduled for delivery Oct 22. We've also received our federal TTB brewer's permit, and are in the process of getting our state license.

Completed

$287K Friends & family investment

$200K Owner equity investment

$513K Long-term loan

$50K Development grant

Remaining

$100K WeFunder crowdfunding campaign



$1.13M total funding

Those are the big milestones. But we've done a lot of other stuff too.

Product Development & Testing:
We've made a lot of beer, one 5-gal keg at a time. We've also tested a lot of beer and not just on ourselves. We've served at events for non-profits and hosted tasting parties with extended groups of friends & family.

Training:
In addition to formal education like Dani getting her MBA, and Greg studying at Siebel, we've completed training programs through the Specialty Coffee Association and Great Game of Business, and attended countless conferences and seminars.

Brand & Website Development:
We executed on our public media launch the first week of September 2018. In addition to launching our website and social media sites, we've garnered significant press attention through local publications including the Worcester Telegram & Gazette, Worcester Business Journal, Worcester Magazine, and MassLive.



Our focus at this stage is on crafting an exceptional and singular brand experience in our local market.
This means bringing people into the taproom and distributing beer in a deliberate, scalable way.

Barrels Sold / (FY 1-3)

barrel = 31 gals of beer
(2 standard size kegs,
10 cases of 16 oz cans,
or 248 pints)

723

1190

2210

Whole-sale

Retail

Crowlers

Draft

Financial Projections (FY 1-3)

Total Revenue	$1,438,377	$2,068,492	$2,928,006
COGs	$220,577	$420,280	$729,055
Gross Profit	$1,217,800	$1,648,212	$2,198,951
Gross Profit %	85%	80%	75%
Operating Expenses	$816,022	$1,226,546	$1,740,977
EBIT	$401,778	$421,666	$457,974
EBIT %	28%	20%	16%

These projections are based on assumptions we've made and cannot be guaranteed.



Growth Strategy in the Medium & Long Term

The standard growth strategy for most breweries is to focus on volume growth - to make and sell more beer, primarily investing in more tanks and more sales people.

The way that the industry is moving, we think it's short-sighted to just make more beer. Breweries have to continue to offer something different that provides meaningful experiences, in addition to a high-quality, highly differentiated product. That's what our growth strategy is centered on.

We anticipate maxing out the Shrewsbury St. space at 2500 bbls/yr. By the end of year three we'll be in the progress of opening a 2nd location in central MA - a farmhouse brewery that will allow us to work with complex sour, wild, and barrel-aged styles while introducing a rustic beer experience to our customers and our brand.



Future growth will also focus on brewery/taprooms that continually meet the evolving needs of the market and innovate on the small brewery model.